                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   --------------

                                    SCHEDULE 13D
                                   (RULE 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                   AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)

                       CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
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                                  (Name of Issuer)

                       CLASS A COMMON STOCK, $.01 PAR VALUE
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                           (Title of Class of Securities)


                                    G20045 10 3
                           ------------------------------
                                  (CUSIP Number)

                                   HARRY E. SLOAN
                                   6 IVES STREET
                                   LONDON SW#2ND
                                 (011)44-171-590-3600
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                        (Name, Address and telephone Number of
                Person Authorized to Receive Notices and Communication)

                                 MARCH 29, 1999
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                 (Date of Event Which Requires filing of This Statement)

                                   --------------



If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
     Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.




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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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-----------------------------                       ----------------------------
 CUSIP NO. G20045 10 3                 13D                    PAGE 2 OF 8 PAGES
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 1.     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SBS Broadcasting SA
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 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) /X/

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 3.     SEC USE ONLY


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 4.     SOURCE OF FUNDS

        OO
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 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                            / /
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 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

        Luxembourg
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   NUMBER OF   7.    SOLE VOTING POWER

    SHARES                None
              ------------------------------------------------------------------
 BENEFICIALLY  8.    SHARED VOTING POWER

   OWNED BY               6,830,595 Shares
              ------------------------------------------------------------------
     EACH      9.    SOLE DISPOSITIVE POWER

  REPORTING          None
              ------------------------------------------------------------------
    PERSON    10.   SHARED DISPOSITIVE POWER

     WITH           None
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 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,830,595 Shares
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 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
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 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.4%
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        TYPE OF REPORTING PERSON
 14.
        CO
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                                       2

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ITEM 1.   SECURITY AND ISSUER:

          This statement on Schedule 13D relates to shares of Class A Common Stock, par value $.01 per share of Central European Media Enterprises Ltd., a Bermuda corporation (the "Issuer"). The principal executive offices of the Issuer are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda.

ITEM 2.   IDENTITY AND BACKGROUND:

          This statement is being filed by SBS Broadcasting SA, a Luxembourg corporation (the "Reporting Person"). The Reporting Person owns and operates television and radio stations in Scandinavia and Western and Central Europe. The Reporting Person currently broadcasts in Sweden, Norway, Denmark, Belgium, the Netherlands, Hungary, Finland, Slovenia, and Italy. The address of its principal executive office is 8-10 rue Mathias Hardt, L-1717 Luxembourg, Luxembourg.

          The directors and executive officers of the Reporting Person are set forth on Schedule A attached hereto. Schedule A sets forth the following information with respect to each such person:

               (a)  Name;

               (b)  Residence or business address;

               (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

               (d)  Citizenship.

          During the last five years, neither the Reporting Person, nor any person named in Schedule A attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE OF FUNDS AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          On March 29, 1999, the Reporting Person agreed to acquire the Issuer pursuant to the terms of the Reorganization Agreement, dated as of March 29, 1999, by and between the Reporting Person and the Issuer (the "Reorganization Agreement"), attached as Exhibit 1. Concurrently with the execution of the Reorganization Agreement, the Reporting Person and certain shareholders of the Issuer also entered into a Shareholders Agreement (the "CME Shareholders' Agreement"), attached as Exhibit 2, by and among the Reporting Person and Ronald S. Lauder, RSL Investments Corporation, RSL Capital LLC, and Duna Investments, Inc. (collectively, the "Shareholders"), where in consideration for the delivery of the Reorganization Agreement, the Shareholders agreed to vote their shares in favor of the Reorganization Agreement. See
          Item 4.


ITEM 4.   PURPOSE OF TRANSACTION:

          The purpose of the CME Shareholders' Agreement is to facilitate the combination of the Issuer and the Reporting Person pursuant to the terms of the Reorganization Agreement. The CME Shareholders' Agreement was entered into as an inducement to the Reporting Person to enter the Reorganization Agreement. The Reorganization Agreement provides, among other things, for (a) the sale by the Issuer to the Reporting Person of all of the assets, properties and rights of the Issuer (consisting primarily of the stock of CME Media Enterprises B.V., an intermediate holding company wholly owned by the Issuer);
          (b) the assumption by the Reporting Person of, and indemnification of the Issuer with respect to, all liabilities, obligations and commitments of the Issuer, including the Issuer's outstanding bonds (which are intended to remain outstanding following the transaction);
          (c) the issuance by the Reporting Person to the Issuer of a number of common shares of the Reporting Person, equal to 0.5 times the total number of shares of the Issuer's Class A Common Stock, par value $.01 and Class B Common Stock, par value $.01, which is convertible at the option of the holder into Class A Common Stock (collectively, the "Common Stock"), outstanding immediately prior to the closing of such transaction; and (d) the immediate commencement of the winding up of the Issuer and distribution of the common shares of the Reporting Person so received by the Issuer to the shareholders of the Issuer (followed as soon as practical thereafter by the final dissolution of the Issuer). Accordingly, upon the closing of the transactions contemplated by the Reorganization Agreement, each shareholder of the Issuer would receive 0.5 shares of common shares of the Reporting Person for each share of Common Stock of the Issuer owned by such shareholder.

          If the Reorganization is consummated as planned, the shares of Class A Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and cease to be listed on the NASDAQ National Market System.

          The Reorganization Agreement also contains certain arrangements with respect to the composition of the Board of Directors and management of the Reporting Person.

          Other than as described above, the Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

               (a) The shares subject to the CME Shareholders' Agreement, consist of a total of 6,830,595 shares of Common Stock of the Issuer. This represents (i) 320,000 shares underlying warrants for Class A Common Stock which are currently exercisable, (ii) 5,000 shares underlying options for Class A Common Stock which are currently exercisable, (iii) 50,000 shares of Class B Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of Ronald S. Lauder into Class A Common Stock, and (iv) 6,455,595 shares of Class B Common Stock convertible at the option of the holder into Class A Common Stock which includes
          (a) 120,034 shares of Class B Common Stock held directly by Ronald S. Lauder, (b) 3,385,417 shares of Class B Common Stock held by RSL Investments Corporation, 1,515,000 shares of Class B Common Stock held by RSL Capital LLC, and 577,788 shares of Class B Common Stock held by Duna Investments, Inc., all of which are owned by Ronald S. Lauder, (c) 210,461 shares of Class B Common Stock held by RAJ Family Partners L.P. and beneficially owned by Ronald S. Lauder, and (d) 646,895 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which 50% of the common stock outstanding is beneficially owned by the 1995 Estee Lauder RSL Trust and beneficially owned by Ronald
          S. Lauder (the "Shares"). Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. In aggregate, the Shares represent approximately 27.4% of the shares of Class A Common Stock, based on 18,106,789 shares of Class A Common Stock outstanding as reported by the Issuer.

          The Reporting Person hereby disclaims beneficial ownership of Common Shares. The filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) of the Securities Exchange Act, the beneficial owner of any securities covered by this Statement.

          Pursuant to the CME Shareholders' Agreement, the Shareholders have agreed not to, prior to the final dissolution of the Issuer, (i) sell, assign, pledge, transfer or otherwise dispose of any of the Shares,
          (ii) grant any proxy, power-of-attorney or other authorization, except in accordance with the CME Shareholders' Agreement, or (iii) deposit the Shares into a voting trust, enter into a voting agreement or otherwise limit the Shareholder's power to vote his or its Shares, except in accordance with the CME Shareholders' Agreement.

               (b) Under the terms of the CME Shareholders' Agreement, the Shareholders have agreed to vote or cause to be voted all Shares in favor of the transactions provided for or contemplated by the Reorganization Agreement and against any inconsistent proposals or transactions. Additionally, the Shareholders have given an irrevocable proxy to Harry Sloan in his capacity as Chief Executive Officer of the Reporting Person to vote their Shares in favor of any of the transactions contemplated by the Reorganization Agreement and against any inconsistent proposals or transactions. Accordingly, the Reporting Person with respect to matters relating to the transactions contemplated by the Reorganization Agreement may be deemed to have acquired shared voting power with respect to the Shares.

               (c) On March 28, 1999, the Reporting Person sold 232,000 shares of Class A Common Stock of the Issuer for $10 per share. Persons named in Schedule A attached hereto, did not acquire or dispose of any shares of Common Stock during the past sixty days.

               (d)  Not applicable.

               (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

          The information provided in Item 3, 4 and 5 is incorporated herein by reference. The descriptions herein of the Reorganization Agreement, and the CME Shareholders' Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS:

          1. Reorganization Agreement, dated as of March 29, 1999, by and between Central European Media Enterprises Ltd. and SBS Broadcasting SA is incorporated by reference to Exhibit 1 of Central European Media Enterprises Ltd. 8-K, filed March 31, 1999, and Exhibit 1 of SBS Broadcasting SA 6-K, filed March 30, 1999.

          2. CME Shareholders' Agreement, dated as of March 29, 1999, by and among SBS Broadcasting SA, Ronald S. Lauder, RSL Investments Corporation, RSL Capital LLC and Duna Investments, Inc. is incorporated by reference to Exhibit 10.1 of Central European Media Enterprises Ltd. 8-K, filed March 31, 1999, and Exhibit 2 of SBS Broadcasting SA 6-K, filed March 30, 1999.

                                     SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF SBS

------------------------------------------------------------------------------------------
                        Residence or Business   Present Principal Occupation   Citizenship
 Name                   Address                 or Employment
------------------------------------------------------------------------------------------
 Harry Evans Sloan      SBS Broadcasting SA     Chairman of the Board of       U.S.
                        36 Ives Street          Directors and Chief Executive
                        London SW# 2ND          Officer

------------------------------------------------------------------------------------------
 Michael Finkelstein    SBS Broadcasting SA     Vice Chairman                  U.S.
                        36 Ives Street
                        London SW# 2ND

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 Howard A. Knight       SBS Broadcasting SA     Chief Operating Officer and    U.S.
                        36 Ives Street          Vice Chairman
                        London SW# 2ND

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 Martin Lindskog        SBS Broadcasting SA     President                      Sweden
                        36 Ives Street
                        London SW# 2ND

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 Jesper Smith           SBS Broadcasting SA     Chairman and Chief Executive   Norway
                        36 Ives Street          Officer of SBS Denmark
                        London SW# 2ND

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 Kjell Aamot            SBS Broadcasting SA     Chairman and Chief Executive   Norway
                        36 Ives Street          Officer of Schibsted ASA,
                        London SW# 2ND          Norway

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 Anthony Ghee           SBS Broadcasting SA     Partner of Ashurst Morris      U.K. and
                        36 Ives Street          Crisp                          Australia
                        London SW# 2ND

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 Herbert G. Kloiber     SBS Broadcasting SA     Chairman of Tele Munchen       Austria
                        36 Ives Street          Group
                        London SW# 2ND

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 James McNamara         SBS Broadcasting SA     President of Universal         U.S.
                        36 Ives Street          Television Enterprises
                        London SW# 2ND

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 Jorgen Nilsson         SBS Broadcasting SA     Managing Director -Luxembourg  Sweden
                        36 Ives Street
                        London SW# 2ND

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 Adrianus J. Swartjes   SBS Broadcasting SA     Managing Director of N.V.      Netherlands
                        36 Ives Street          Holdingmaatschapij De
                        London SW# 2ND          Telegraaf, Netherlands

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

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                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   April 7, 1999

                                   /s/ HOWARD A. KNIGHT
                                   ------------------------------------
                                   Howard A. Knight
                                   Chief Operating Officer and Vice Chairman